Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

October 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund
Form N-14, File No. 333-277050

Dear Mses. Larkin and Hamilton:

On behalf of Blackstone Private Credit Fund (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 30, 2024 relating to the above-referenced registration statement on Form N-14 filed with the Commission on June 25, 2024 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

1.

On page 15 under the section titled “Risks Related to the Exchange Notes,” please provide an explanation as to why “FATCA withholding may apply to payments to certain foreign entities” is removed from the risk factors.

Response: In response to the Staff’s comment, the Company confirms that, after consultation with tax counsel, such risk factor was deleted as not necessary risk disclosure with respect to the Company.

2.

On page 31 under the section titled “Offer to Repurchase Upon a Change of Control Repurchase Event,” please revise the hyperlink so that it links to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

3.

On page 129 under the section “Incorporation by Reference,” please provide an explanation as to why audited financials included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are excluded from incorporation.

Response: In response to the Staff’s comment, the Company notes that the Registration Statement will be revised to incorporate the audited financials by reference.

4.	Please ensure that an updated auditor consent dated within 30 days of filing is included in the final pre-effective amendment.

NEW YORK   BEIJING   HONG KONG   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   TOKYO

Securities and Exchange Commission	October 2, 2024

Response: In response to the Staff’s comment, the Company confirms that it will file an updated auditor consent with the final amendment to the Registration Statement before requesting its effectiveness.

* * * * *

Securities and Exchange Commission	October 2, 2024

Please do not hesitate to call Rajib Chanda at (617) 448-4992, Benjamin Wells at (212) 455-2516, Kenneth Burdon at (617) 778-9001, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou

Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Benjamin Wells, Simpson Thacher & Bartlett LLP
Kenneth Burdon, Simpson Thacher & Bartlett LLP
Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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